Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Fairchild Semiconductor International, Inc.:

We consent to the use of our report dated January 15, 2004, with respect to the consolidated balance sheets of Fairchild Semiconductor International, Inc. and subsidiaries as of December 28, 2003 and December 29, 2002, and the related consolidated statements of operations, stockholders’ equity, comprehensive loss and cash flows for each of the years in the three-year period ended December 28, 2003, incorporated herein by reference in this Registration Statement on Form S-8.

Our report refers to a change in the method of accounting for goodwill and other intangible assets as a result of adopting the provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

/s/ KPMG LLP
Boston, Massachusetts
October 4, 2004